Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

GENERAL

This management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Energy Corporation  (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s unaudited consolidated financial statements and notes for the three month period ended July 31, 2012.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, impacts on historic sites, the estimation of mineral resource estimates, timing to complete technical reports, timing to complete a PEA on Juniper Ridge and Bootheel, forecasts for exploration expenditures, estimates of future administrative costs and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information and forward-looking statement are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	Juniper Ridge Property: The Technical Report titled “Juniper Ridge Uranium Project, 43-101 Mineral Resource Technical Report, Carbon County, Wyoming, USA” dated February 21, 2012.
•	Bootheel Project: The Technical Report titled “Technical Report on the Bootheel Project for Crosshair Energy Corp. and The Bootheel Project LLC” dated February 27, 2012.
•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.
•	CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011).
•
Golden Promise Property: The Technical Report titled “Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador” dated April 30, 2008 and amended September 23, 2008.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and with its current focus being primarily uranium and vanadium properties in North America.  The Company does not have any producing mineral properties at this time. The Company’s shares trade on Toronto Stock Exchange and on the NYSE MKT Exchange.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Juniper Ridge Uranium (“Juniper Ridge”) Property in Wyoming

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

HIGHLIGHTS

The Company’s exploration efforts for first quarter of fiscal 2013 were as follows:

•
A total of 24,485 feet (7,463 metres) of drilling was completed on the Juniper Ridge Property. In addition, a combined gamma and radon soil survey was initiated, as well as a Class III Cultural Survey.

•	A total of 3,359 metres of drilling was completed on the CMB Project.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp., to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011(paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property was transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of the Company.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Project Summary

The Juniper Ridge Property, located in Carbon County, south-central Wyoming, comprises 197 claims and one state mineral lease totaling 4,710 acres (1,906 Ha) in size.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Juniper Ridge contains a historical geological resource estimated at 7 to 10 million pounds at a grade between 0.056% and 0.067% U3O8. One of the first historical resource estimates was completed by AGIP Mining Company in 1986, based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval. The resource was estimated using the polygonal method with a maximum 50 foot radius. This historic resource estimate was completed prior to the implementation of NI 43-101 and is not compliant with currently accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. A qualified person has not completed sufficient work to classify the historic mineral resources as a current mineral resource or mineral reserve as defined in NI 43-101, and Crosshair is not treating the historic resources as current. However, it is Crosshair’s view that this historic estimate was both relevant and reliable. Exploration efforts on the property since acquisition have been focused on verifying this resource and acquiring sufficient data to reclassify it under the current standards, as well as to expand the resource beyond the historically known limits.

Following on a successful summer/fall 2011 exploration program, the Company was able to complete an initial independent mineral resource estimate on the Juniper Ridge Project.  The estimate includes a total Indicated mineral resource of 5.2 million pounds of uranium oxide, using a grade thickness (GT) cut-off of 0.1%-ft (see Table below for tonnage and grade details).

Juniper Ridge Mineral Resource Estimate, as of January 11, 2012
PROJECT TOTAL	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	5,208,000	4,665,000	3,401,000
Tons	4,140,000	3,087,000	2,035,000
Average Grade % eU3O8	0.063	0.076	0.084

Juniper Ridge West	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Juniper Ridge East	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	4,368,000	3,907,000	2,800,000
Tons	3,505,000	2,600,000	1,695,000
Average Grade % eU3O8	0.062	0.075	0.083

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Current Highlights

The first phase of the 2012 drilling program, totaling 24,485 feet (7,463 metres), was completed during the current reporting period and was successful in identifying a new mineralized zone on the northwest edge of the Juniper Ridge East resource area.  Initial results indicate a thick zone of uranium mineralization ranging from 50 and 150 feet below surface, with grade thickness values ranging up to 3.65 %eU3O8xFt.  The trend is open to the northwest and will be followed during subsequent drilling.

This new uranium mineralization trend is consistent with the overall trend at Juniper Ridge and is oriented directly toward Juniper Ridge West, across nearly 4,500 feet of untested ground. Infill and delineation drilling has confirmed mineralized zones and trends identified from previous drilling, in addition to have bolstered the understanding of the current resource by adding certainty to its tenor and distribution. Delineation drilling has also aided in constraining some of the resource allowing the program to focus on the most promising areas of new mineralization, additional open mineralization trends, and the lowest drilling density in areas of established resources.  Highlights of the results of the 2012 drilling program include:

HOLE ID	From (ft)	To (ft)	Thickness (ft)	Grade (%eU3O8)	GT (%eU3O8xft)
JRE-12-282	112.5	163.4	50.9	0.072	3.65
JRE-12-285	57.8	115.5	57.7	0.063	3.63
JRE-12-253	42.9	52.4	9.5	0.044	0.42
and	95.7	117.6	21.9	0.024	0.53
and	142.0	186.5	44.5	0.048	2.12
JRE-12-258	68.4	112.5	44.1	0.049	2.14
JRE-12-293	157.3	214.6	57.3	0.030	1.71
JRE-12-359	109.7	119.9	10.2	0.139	1.41
JRE-12-396	80.3	102.2	21.9	0.067	1.47
JRE-12-245	37.5	74.9	37.4	0.036	1.35
JRE-12-260	169.8	198.1	28.3	0.046	1.30
JRE-12-404	88.2	115.6	27.4	0.044	1.20
JRE-12-244	64.3	80.8	16.5	0.048	0.80
and	156.8	189.8	33.0	0.038	1.25
JRE-12-408	41.9	55.5	13.6	0.080	1.09

Composite results are based on a minimum 0.02% eU3O8 and a grade x thickness (GT) of 0.1.

The grades noted above are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. This wireline logging was performed by GAA Wireline of Jackson, MS.  Conventional gamma measurements are used to identify mineralized zones and PFN is used to accurately measure the uranium concentration of each zone.  PFN is an alternative technology to Uranium Spectrographic Analysis (USAT) used in Crosshair’s 2011 drill program.  The two logging methods yield comparable results.  Each method is recognized

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

by the uranium exploration industry as a valid means of accurately measuring uranium concentration in situ.  Tom Bell, Ph.D., C. P.G., Crosshair’s Vice President and Chief Geologist, is managing the exploration activities on the Juniper Ridge Project.

In association with the drill program, the company has initiated an extensive combined gamma and radon soil survey with the following goals:

1.	Identify zones of new mineralization on which to conduct subsequent drilling,
2.	Maximize use of drilling capital by pre-identifying areas of high mineral probability,
3.	Identify areas of low mineral probability to use as topsoil and tailings storage areas,
4.	Identify areas of low mineral probability suitable for use as a 40 acre leach pad.

Capitalizing on these very positive drill results, the Company has decided to reduce its 2012 exploration activities on the Bootheel project in order to focus more resources on Juniper Ridge during the current exploration season.

Coupled with the Company’s geologic data acquisition activities, it has also commissioned a Class III Cultural Survey on the Juniper Ridge property. This study is one of the prerequisites to obtaining a Source Materials License from the U.S. Nuclear Regulatory Commission (NRC) in order to mine uranium.

The field work for the study is being conducted by the Archeological Laboratory at Augustana College (ALAC) in Sioux Falls, South Dakota, which is a contractor, independent of Crosshair. ALAC has a long history of detailed archeological investigations for the private and public sector in the Northern Great Plains and Intermountain West. ALAC performed similar field work for the Dewey Burdock property in South Dakota, a uranium project that recently received a draft uranium recovery license from the NRC.

Archeologists and technicians from ALAC have begun surveying the Juniper Ridge property to evaluate the number, size, and significance of any historic sites which may be present.  The goals of this survey are to identify any historic sites, evaluate the condition of these sites, and gather information necessary to determine if any sites require preservation or mitigation.  All but one of the known sites are located on the edges of the property and should pose no issues with the continued development of the project. The final survey documents from ALAC will form the basis of subsequent permit decisions by the U.S. Department of Interior Bureau of Land Management (BLM) and the NRC under Section 106 of the National Historic Preservation Act (NHPA).

In addition to Crosshair’s on-site exploration activities, the BLM has reviewed Crosshair’s five-year Plan of Operations (POO) and is preparing an Environmental Assessment (EA) to supplement it.  The EA will provide the basic contours of expected environmental impacts of mine development and serve as the basis for subsequent environmental impact documents prepared by the Nuclear Regulatory Commission when Crosshair submits an application for a Source Materials License.  Crosshair has signed a contract with AATA International to implement a 12 month environmental, cultural, and social baseline study in preparation for the Source Materials License application.

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state leases, and 3,155.7 acres of fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain Royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), now a wholly owned Crosshair subsidiary, and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.) (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in The Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US$3 million in expenditures on the property, thereby earning its initial 75%

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and Target’s participating interest increased from 75% to approximately 81%.

Under Agreements dated February 5, 2008 between MJ Ranches Inc, and Crosshair USA as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross mineral acres and surface access rights to 8,180 acres.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid-1990’s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which cover the four fee sections under lease from MJ Ranches.  The data include historical geological and gamma logs covering 660 drill holes, totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes, totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by Crosshair’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation allowed the Company to complete an initial independent mineral resource estimate in 2009. The initial resource estimate was subsequently updated as set forth below.

As was the case with the Juniper Ridge Project, a successful 2011 exploration program enabled the Company to complete an updated mineral resource estimate on the Bootheel Project. The updated estimate includes an Indicated mineral resource of 1.48 million pounds of uranium oxide and an additional Inferred mineral resource of 3.13 million pounds of uranium oxide (see Table below for tonnage and grade details). This represents a 36% increase in the Indicated mineral resource estimate.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Bootheel Mineral Resource Estimate as of January 16, 2012
Classification	Formation	Short tons	% eU3O8	Pounds eU3O8

Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total	3,994,000	0.039	3,126,000

As noted previously, Crosshair had originally planned to complete a drilling program on the Bootheel property during the 2012 field season. However, in order to achieve maximum value for its exploration expenditures, management has decided to reallocate the Bootheel 2012 drilling portion of the budget to Juniper Ridge to advance that property at a more rapid pace than originally budgeted. Ur-Energy has agreed to contribute to the 2012-2013 reduced budget to maintain it 19% interest in the Project.

CMB Project

The CMB project includes the following property agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 5, 2011, the Company settled the litigation.  On December 5, 2011, the Company entered into a co-ownership agreement (“the Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement.  The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

In addition to the Moran Lake Property, Crosshair has also been working to acquire addition properties in and around the Moran Lake area. In July 2008, the Company acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce, under which Expedition had earned a 60% interest.  The claims are host to the Two Time deposit. The exploration activities on these claims had originally been referred to as the CMB-JV project. However, Silver Spruce declined

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

to participate in 2011 summer exploration program and has diluted its interest to a 2% Net Smelter Return Royalty. As a result of this dilution, the land package of the CMB-JV project was folded into the pre-existing CMB project and will now be viewed, and budgeted, as a single exploration project.

Project Summary

The newly consolidated CMB project consists of a total of 2,383 claims in 25 licences as Crosshair now has a 100% interest in the Two Time, Firestone, South Brook, Running Man and Big Bear prospects, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original 800 claim area. As noted above, these prospects have all been added to the CMB Project as a result of Silver Spruce being diluted to a Royalty due to non-contribution to the exploration program on what had been termed the CMB-JV project.

The Two Time mineralized zone currently contains an Indicated mineral resource estimate of 2.33 M pounds of uranium (1.82 M tonnes grading 0.058% U3O8) and an Inferred mineral resource estimate of 3.73 M pounds of uranium (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.
In addition to the Two Time mineral resource estimates noted above, the CMB Project also contains a 4.5 kilometre (km) long uranium/vanadium mineralized corridor, the C Zone corridor. This corridor encompasses the C Zone, Area 1 and Armstrong prospects, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone. This corridor has a current Indicated mineral resource estimate of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred mineral resource estimate of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated mineral resource estimate of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium (28.3 million tonnes at 0.16% V2O5). As with the Two Time resource, these resources remain open both along strike and at depth.

The corridor falls outside of Labrador Inuit Lands and was not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  On December 14, 2011 the Nunatsiavut Government voted unanimously to lift the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. On March 9, 2012, the Nunatsiavut Government released a statement that it had enacted its Environmental Protection Act as well as an amendment to the Labrador Inuit Lands Act lifting the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.

The 2011 summer drilling program involved 19 diamond drill holes, totaling 3,138 metres, and was focused on two areas; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The results of that program support the interpretation that the vanadium mineralization is continuous between the two zones.

The assay results from this drilling confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest.

The true width of the mineralized zone is 60% to 90% of the lengths stated in the above table. Laboratory analysis was performed by Activation Laboratories in Ancaster, ON. Vanadium analyses were performed using Inductively Coupled Plasma Mass Spectrometry. Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program. Uranium analysis was carried out utilizing the delayed neutron counting method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry. Samples that exceeded the upper limit for uranium were re-assayed using X-ray fluorescence.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050% U3O8 from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated October 6, 2011 and November 22, 2011.

The Two Time prospect was also a priority during the summer/fall 2011 drilling program.  Seven diamond drill holes, totaling 2,961 metres, were completed on this property, with the aim of investigating the down dip extension of the resource previously reported. Results from this drilling confirmed uranium mineralization to depths of over 500 metres. Assay highlights include:

A second component of the 2011 drilling program on what had previously been called the CMB-JV was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Zone. Fourteen diamond drill holes, totaling 1,245 metres, were completed on these targets. Three of the fourteen drill holes intersected mainly thin uranium mineralized zones. On the Firestone prospect, drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear showing returned 7 metres of 0.031% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Current Highlights

Field crew mobilization to the newly consolidated CMB uranium/vanadium project in central Labrador was delayed this summer due to forest fire conditions resulting from an unseasonably warm, dry spring.  The $2.2 million program focused on the Two Time, Firestone, Blue Star and C zones, with a total of 3,359 metres (11,020 feet) of drilling having been completed. The goal of this year’s program was to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property. The current reporting period ended with the first set of assay results having been received, highlights of which are presented below. Additional assays from the Firestone, C Zone and Bluestar Areas have not been received to date.

Two Time Prospect

Drilling on the Two Time prospect was aimed at extending the deposit to the south and at depth. As illustrated in the table below, drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

C Zone Corridor

Drilling within the C Zone corridor was focused on determining if the vanadium mineralization identified to date represents one continuous body within the corridor. Drill hole ML-12-197 was positioned halfway between the Area 1 prospect and the Trout Pond prospect. As the following table shows, vanadium mineralization was intersected supporting the interpretation of a single continuous zone of vanadium mineralization within the corridor. Results from additional holes within the corridor have not been completed and assay results will be released when received.

Hole ID	From (m)	To (m)	Interval (m)	V2O5%
ML-12-197	66.0	68.0	2.0	0.153
and	76.0	78.0	2.0	0.167
and	96.0	106.0	10.0	0.150

The true width of the mineralized zone is 70% to 90% of the lengths stated above. Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.
Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon. Expenditures on the project since April 2009 total $1,655,048.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

The project currently consists of 234 claims (5,850 ha) and one mining lease totaling 39.8 hectares.

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent mineral resource estimate has been completed at the Jaclyn Main Zone.  The golden Promise Project

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

hosts an Inferred mineral resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone. The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng., which stated an inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

No field work other than reclamation has been carried out on the project during fiscal 2013.

South Golden Promise/ Victoria Lake Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 62.02% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 37.98% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 20 square kilometres in 79 claims in five licences.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.  Additional ground surveys and prospecting will be carried out in calendar year 2012 to further evaluate selected anomalies.

No field work other than reclamation has been carried out on the property during fiscal 2013.

OUTLOOK

In the next 12 months, the Company plans on focusing on its uranium assets in Wyoming, most notably Juniper Ridge, as well as its uranium and vanadium assets in Newfoundland & Labrador. It will use the results of the 2012 summer exploration programs on Juniper Ridge, Bootheel and CMB, to plan the most appropriate follow-up activities for these projects. With respect to Golden Promise and Southern Golden Promise, the Company is currently evaluating its strategic options.

REVIEW OF FINANCIAL RESULTS

Results of operations for the three month period ended July 31, 2012 compared to the three month period ended July 31, 2011.

For the three month period ended July 31, 2012, the Company reported a net loss of $2,352,352 or $0.04 per common share, compared with a net loss of $2,866,906 or $0.06 per common share for the three month period ended July 31, 2011.

Total expenses including general administrative, exploration and evaluation, and share-based compensation for the current period were $2,611,786, which is $420,525 lower than in the comparative period of fiscal 2012 as a direct result of decreased exploration and evaluation activities and lower stock-based compensation expense, offset by higher personnel and administrative expenses associated with the penning of the Denver office late on in fiscal year.

Share-based compensation expense decreased to $275,657 (2012-$702,114) due to a decrease in recognition of share-based compensation expense according to vesting schedules of certain grants issued in 2011 and 2012. This expense had no effect on the Company’s cash flows and represented 12% of the comprehensive loss for the period.

Wages and salaries increased to $204,970 (2012-$102,765), and consulting fees increased to $165,000 (2012 - $62,821) due to increase in personnel and the number of consultants providing services to the Company. Office and administration, rent, and insurance increased to $101,261 (2012 - $67,218) in order to support the overall expansion of the Company, and opening of the Denver office. Investor relations and travel increased to $97,269 (2012-$79,756) due to several new marketing initiatives and the conferences attended during the period.

A decrease of $23,607 in audit and accounting expense reflects additional costs attributable to the transition from Canadian GAAP to IFRS incurred in the first quarter of fiscal 2012.

Exploration and evaluation expense, which represents approximately 65% of the loss and relates mostly to the summer 2012 exploration programs completed on the CMB Uranium/Vanadium Project, the Bootheel Project, and Juniper Ridge Property,  decreased to $1,541,446 (fiscal 2012-$1,787,903).

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Other Income (Expenses)

The Company recorded a net other income of $240,640 during the three month period ended July 31, 2012 compared with a net other income of $165,405 for the comparative period of fiscal 2012. The change is largely due to an unrealized gain on marketable securities of $53,820 triggered by an increase in the market value of these securities during the current period. The Company recorded an unrealized gain on marketable securities of $17,071 in the same period of fiscal 2012. In addition, in the current period the Company recorded an other income on flow through premium of $179,943 (2012-$130,145) attributable to the qualified exploration expenditures incurred in the current period.

Exploration and Evaluation

	CMB	Bootheel Project	Golden Promise	Juniper Ridge	Total

Drilling & trenching	$324,451	$11,960	$-	$307,965	$644,376
Geology	609,013	15,597	24,524	151,946	801,080
Geophysics	6,466	-	-	44,918	51,384
Metallurgy	-	-	-	2,414	2,414
Administration	3,488	6,982	-	8,981	19,451
Reclamation costs	-	-	22,741	-	22,741
	$943,418	$34,539	$47,265	$516,224	$1,541,446
The following table summarizes exploration and evaluation expense incurred in the three month period ended July 31, 2012.

Working Capital

The Company’s working capital was $2,985,367 as at July 31, 2012 compared with $5,466,961 as at April 30, 2012. The decrease of $2,481,594 was mainly due to cash used in operating activities of $1,603,911 and investing activities of $169,488.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	1Q 2013	4Q 2012	3Q 2012	2Q 2012
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net income (loss) (loss) per share Exploration and evaluation expenditures	$ 16,819,811 $ 11,612,105 $ 2,985,367 $ 14,876,725 $(2,352,352) $ (0.04) $ 1,541,446	$ 17,997,243 $ 11,592,105 $ 5,466,961 $ 16,974,901 $(1,106,128) $ (0.03) $ (145,493)	$ 13,309,715 $ 11,417,916 $ 188,829 $ 11,823,242 $(2,381,342) $ (0.05) $ 1,285,236	$ 16,160,979 $ 10,934,911 $ 2,565,194 $ 13,332,050 $(5,623,453) $ (0.12) $ 3,702,818

Description	1Q 2012	4Q 2011	3Q 2011	2Q 2011
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net income (loss) (loss) per share Exploration and evaluation expenditures	$ 20,990,685 $ 10,245,831 $ 8,199,292 $ 18,109,002 $(2,866,906) $ (0.06) $ 1,787,903	$ 21,545,974 $ 10,180,650 $ 10,815,170 $ 20,048,338 $(1,035,918) $ (0.02) $ 710,688	$ 21,847,991 $ 10,190,943 $ 10,471,260 $ 19,787,056 $ (1,607,871) $ (0.04) $ 348,545	$ 12,639,506 $ 9,800,036 $ 2,065,366 $ 11,437,065 $ (512,584) $ (0.01) $ 269,867

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

The variations in reported quarterly information, and particularly the increases in net loss are explained predominantly by the overall ramping up of exploration and evaluation activities subsequent to the equity financing and the progressive increase in general and administrative expenses that have been incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations.  As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share.

LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 2012, the Company had cash and cash equivalents of $3,626,418 (April 30, 2012 - $5,446,298). Cash used in operating activities during the period was $1,603,911 compared with $814,140 in the comparative period of fiscal 2012.  Cash utilized in investing activities was $169,488 when compared with $388,733 in the same period of fiscal 2012. Cash generated used in financing activities was $46,481 in the current period compared to $Nil generated in the same period of fiscal 2012.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance it future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the entity’s ability to continue as a going concern.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:
	As At
Security Description	July 31, 2012	September 12, 2012
Common shares – issued and outstanding	65,782,178	65,782,178
Director, employee and contractor options – vested	4,430,621	4,232,131
Director, employee and contractor options – granted but not yet vested	2,112,500	2,112,500
Warrants to purchase shares	22,422,463	22,422,463
Underwriters warrants – rights to purchase warrants	1,375,000	1,375,000
Common shares – fully diluted	96,122,762	95,924,272

Share and warrant issuances

There were no share or warrant issuances during the three month period ended July 31, 2012.

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,482 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

•	On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued were subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel can be summarized as follows:
	Three months ended July 31,
	2012		2011
	$		$
Share-based compensation		146,487		299,562
Short-term benefits*		238,627		129,710
		385,114		429,272

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

Forbes West Management Corp. (“Forbes West”) (formerly EGM Exploration Group Management Corp.) is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Periods ended July 31,
	2012		2011
	$		$
Forbes West		536,257		418,970

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as considerations for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

Amounts due to related parties as at July 31, 2012 included the following:

•	Forbes West, controlled by the Executive Chairman - $269,549 (April 30 2012 - $106,487)

•	Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)

•	Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)

•	Stratamodel Inc., controlled by the VP & Chief Geologist - $15,027 (April 30, 2012 - $13,982)

•	Ludwig and Associates, LLC., controlled by the CEO - $Nil (April 30, 2012 - $9,072)

•	Directors fees - $Nil (April 30, 2012 - $20,473)

The amounts due to related parties are non-interest bearing.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The consolidated financial statements have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

As at July 31, 2012, the Company had working capital of $2,986,367 (April 30, 2012 - $5,466,961) and a deficit of $93,704,201 (April 30, 2012 - $91,351,849). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance it future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing there is doubt that Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the entity’s ability to continue as a going concern.

The Company’s interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the period ended July 31, 2012 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates. Significant areas where management’s judgement is applied include: asset valuations, depreciation of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and share-based compensation.

Impairment assessment of the carrying value of its Mineral properties

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Share-based compensation

The Company makes estimates regarding assumptions used in the calculation of share based compensation.  These included the risk-free interest rate, expected life of options, volatility, dividend rate, and forfeiture rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

New accounting pronouncements

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around the transfer of financial assets and associated risks.  The Company is currently evaluating any impact that this new guidance may have on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.  The Company is currently evaluating any impact that this new guidance may have on its consolidated financial statements.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related parties, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instrument, being reclamation bonds, is measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2012
Date Prepared: September 12, 2012

Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the three month  ended July 31, 2012 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The board of directors of Crosshair Energy Corporation. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.